Exhibit 99.1

Locafy Regains Compliance with Nasdaq Minimum Bid Price Requirement

PERTH, Australia – December 23, 2022 – Locafy Limited (Nasdaq: LCFY) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today announced that it has received notice from The Nasdaq Stock Market LLC (“Nasdaq”) on December 22, 2022 informing the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Rule”) for continued listing on the Nasdaq Capital Market and that the matter is now closed.

On June 30, 2022, Locafy received notice from Nasdaq that the Company was not in compliance with the Rule, as its ordinary shares failed to meet a closing bid price of $1.00 or more for 30 consecutive business days. The Company conducted a 1-for-20 reverse split of its ordinary shares on December 7, 2022, to aid the compliance process.

To regain compliance with the Rule, the Company’s ordinary shares were required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days. This requirement was met on December 21, 2022.

For more information, please visit the company’s investor relations website at investor.locafy.com.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

(949) 574-3860

LCFY@gatewayir.com